EXHIBIT 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Janus International Group, Inc. (formerly Juniper Industrial Holdings, Inc.) on Form S-1 of our report dated March 18, 2021, except for the effects of the restatement discussed in Notes 2, 7 and 9 as to which the date is April 23, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Janus International Group, Inc. (formerly Juniper Industrial Holdings, Inc.) as of December 2020 and 2019 and for the year ended December 31, 2020 and for the period from August 12, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Hartford, CT

July 6, 2021